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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a newsletter relating to the Merger. This newsletter is posted on HP's external web site, www.VotetheHPway.com, and was e-mailed to individuals who subscribe to the newsletter through the www.VotetheHPway.com web site.


VOTETHEHPWAY NEWSLETTER -- MARCH 6, 2002

This is the second edition of the VotetheHPway.com e-mail newsletter. This newsletter is intended to keep you informed of important activity related to the HP/Compaq merger. From time to time we will also send newsletter subscribers alerts on breaking news and information related to the HP/Compaq merger.


FEDERAL TRADE COMMISSION CLEARS HP/COMPAQ MERGER

Today, HP cleared its final antitrust review with the United States Federal Trade Commission (FTC). HP has already secured approvals from the antitrust/competition agencies of Canada and the European Union.

"We are gratified by the FTC's decision. It validates our conviction from the outset that the merger can only enhance competition throughout our markets," said Carly Fiorina, HP chairman and chief executive officer. "Completion of the FTC review marks a major milestone in the approval process, and we are now focused on winning the shareowner vote."


INSTITUTIONAL SHAREHOLDER SERVICES (ISS) RECOMMENDS SHAREOWNERS VOTE FOR HP/COMPAQ MERGER

On March 5, 2002, ISS, a leading provider of proxy voting and corporate governance services, announced its recommendation that its 750 clients vote FOR the HP/Compaq merger.

In their report to shareowners, ISS concluded:

"Based on our assessment of the strategic and financial prospects of the combined company and our analysis of the integration plan and other procedural aspects of the merger, we recommend that shareholders vote for the HP-Compaq combination," said ISS's Proxy Analysis, dated March 5, 2002.

ISS's Patrick McGurn also stated, "We believe the Compaq merger provides an excellent means of maximizing shareholder value." And, "We really believe this is a deal that's going to work... We think this is a winner."

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ISS considered two overarching factors in its evaluation of the
HP/Compaq merger:

    1. The strategic rationale for and the financial prospects of the combination, and
    2. The process employed, including the sufficiency of the board's deliberations and the alignment of management's interest with shareholders.

ISS represents about 23 percent of HP outstanding shares as clients.


HP HOLDS SECURITY ANALYST MEETING IN NEW YORK

HP held its semi-annual Security Analyst Meeting in New York City on February 27, 2002. Over 300 institutional investors and members of the press attended the event where they learned more about the strategic rationale, financial case and integration planning for the merger.

Videos and transcripts of the event can be found on the VotetheHPway site under the "speeches and interviews" section in the "newsroom".


ANSWERS TO YOUR FREQUENTLY ASKED QUESTIONS:

Thank you for all of the comments and questions that have been submitted to VotetheHPway.com. Many of these questions are addressed in the "answers to questions" section accessible from the VotetheHPway home page. However, there are a few questions that we'd like to also address here:

Q: WHY WOULD I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS FROM HP AND WHAT SHOULD I DO WITH THEM?

A: You may receive more than one set of voting materials, including multiple copies of the joint proxy statement/prospectus and multiple WHITE proxy cards or voting instruction cards from HP for any one of the following reasons:

       1)  You hold your HP shares in more than one brokerage account,
       2)  You hold HP shares in more than one name,
       3) You hold HP shares through HP's TAXCAP or Stock Ownership Plan in addition to other holdings.

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     In order for your total share ownership to count in this vote, please complete, sign, date and return EACH WHITE proxy card and voting instruction card that you receive from HP.

       4)  You are a shareowner of both HP and Compaq.

           The proxy cards or voting instruction cards from HP and Compaq are both WHITE. If you are a shareowner of both HP and Compaq, please note that the merger votes for HP and Compaq are separate events. A vote for the issuance of shares in connection with the merger for the HP special meeting (i.e. a FOR vote) WILL NOT constitute a vote for the proposal to approve and adopt the merger agreement and approve the merger for the Compaq special meeting (i.e. a FOR vote), and vice versa.

     Please complete, sign, date and return EACH WHITE proxy card and voting instruction card that you receive from HP AND Compaq in order for your full number of shares to be counted in both the HP merger vote and the Compaq merger vote.

Q:   WHY AM I RECEIVING SO MUCH MAIL ABOUT THE HP/COMPAQ MERGER?

A: You are receiving various mailings relating to the merger because HP is engaged in a continuing effort to keep shareholders informed and make sure they understand the true facts about the merger.

Q: DO I HAVE TO MAIL BACK BOTH THE WHITE AND THE GREEN PROXY CARD/VOTING INSTRUCTION CARD?

A: NO. Both the WHITE proxy card or voting instruction card, as provided by HP, and the green proxy card or voting instruction card, as provided by the dissident group, allow you to declare how you want to vote on the merger.

     If you submit both a WHITE proxy card or voting instruction card and a green proxy card or voting instruction card, only your latest-dated card will be counted. For example, if you sign, date and return a WHITE proxy card after you have submitted a green proxy card, the later-dated WHITE proxy card will automatically revoke the green proxy card.

     Each WHITE proxy card or voting instruction card urges you to vote "FOR" a proposal to approve the issuance of shares of HP common stock in connection with the HP/Compaq merger. The dissident group asks you to vote "against" the proposal using the green proxy card or voting instruction card.

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THE HP BOARD OF DIRECTORS RECOMMENDS THAT YOU DISCARD ANY GREEN PROXY CARDS OR
VOTING INSTRUCTION CARDS. THE HP BOARD OF DIRECTORS RECOMMENDS THAT YOU SIGN, DATE AND RETURN EACH WHITE PROXY CARD OR VOTING INSTRUCTION CARD TO VOTE "FOR" THE PROPOSAL NOTED ABOVE.

Q:   CAN I VOTE ONLINE?

A: No. HP shareowners can vote either in person at the special meeting Tuesday, March 19 or by proxy. If you plan to vote by proxy, please sign, date and return your WHITE proxy or voting instruction card as soon as possible.

Q: WHAT IF I HAVE QUESTIONS ABOUT THE MATERIALS I RECEIVED IN THE MAIL OR I HAVEN'T YET RECEIVED MY PROXY AND VOTING INFORMATION IN THE MAIL?

A: Most questions about the shareowner vote are addressed in the FAQs on VotetheHPway.com. However, if you did not receive proxy materials or need more information you can call toll-free 1-877-750-5836. You may also request additional copies of the HP proxy materials by sending an e-mail to info@innisfreema.com.


OTHER VOICES:  WHAT OTHERS HAVE TO SAY ON THE HP/COMPAQ MERGER:

INDUSTRY LEADERS AND OBSERVERS COMMENT ON MERGER

"Well, I think HP is a good company and Compaq is a good company but there seems little question that together they really have the potential to be a great company.

"We are looking at technology companies to try to provide more integrated solutions and an HP would be more valuable to us with Compaq included than it would be if it sort of was a more narrowly defined or stripped down company just focusing on one or two things.

"But if you're not moving forward, if you're not trying to move to where the market's going, I think there's a real risk of being left behind. Wayne Gretzky, the great hockey player, always used to say: `It's important not to go where the puck is, but go where the puck's going.' And I think that's what this merger is all about... trying to position the company to be an important part of the future, not simply an important part of the past." (Steve Case, Chairman of the Board, AOL Time Warner)



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"This deal of Compaq and Hewlett-Packard I think makes a lot of sense to our company. We are big users of the products of both companies and -- and we think that really, as one looks to the future, size and scale are really important and that rather than our watching both of these companies go and become niche players, they end up with a size and a balance sheet that makes sense for us to invest with them in the future. And we can partner with them together, I think, much better than we could do with either of them separately." (Sanford I. Weill, Chairman and CEO, Citigroup)

"Working with the two companies together, we can improve a lot of things for the benefit of our joint customers there's no doubt about that. And we work very well with both companies. So I believe it will only get better." (Hasso Plattner, Co-Chairman and CEO, SAP AG)

"We don't believe that this deal can, you know, tacitly be characterized in a sound bite. We believe that this deal really requires that you look and see where each company came from, what the skill sets of each company are and how they fit together or how they overlap.

"We focused about 15 analysts directly on this. We really spent about 60 days analyzing this deal.

"HP and Compaq are making their move, they're making it now because they believe that there have been some fundamental shifts in the marketplace, and by bringing these companies together, they believe that there's a significant amount of complementary technology -- which we believe as well -- and that they can speed to market a set of solutions around real customer business problems, and -- and deliver on those solutions faster than they would have been able to do with organic growth." (Crawford Del Prete, Senior Vice President, IDC)

EMPLOYEES

"My response [in the Corvallis phone survey regarding the merger] was `strongly favor'... Hang in there. I sense that we are heading over the red-tape hump. I am looking forward to what may come next as we merge into a great new company." (Ron R. Anderson, Corvallis)

"I felt compelled to explicitly share my support for the effort and strategic direction that you, the management team and the board are illustrating and pursuing... I'm ready to dig in and tackle the integration of the HP/Compaq workstation businesses, when the merger is approved." (Jim Zafarana, Ft. Collins)

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"I just wanted you to know that I hope the merger vote is positive. I then expect this great company to become THE leader in all endeavors." (Phil Aranda)

"... After reading your [Goldman Sachs] speech, I was reminded of why I wanted to join HP five years ago; because I wanted to work somewhere with good ethics, a strong value system, global opportunities and in an [environment] that was challenging, fast moving and has the potential to change the world. I still want to help make HP the best place to work, with a world-class customer focus, delivering world-class solutions. I still want to feel proud to say that, `I work for HP.' Your speech set things out with a clarity that made me realize that I am no longer an undecided. I am a definite `yes to the merger' person. Thank you for all your work and dedication." (Fiona Alder, Loveland)

ANALYSTS AND MEDIA*

"Jay Stevens, an analyst with Buckingham Research, said he believes the deal will be approved. `I'm for the merger,' Stevens said. `I think it will go through.'" ("Deal is Our Best Course," Therese Poletti, San Jose Mercury News, Feb. 28, 2002)

"H-P executives should trump [Q1] earnings numbers for the next few weeks because they reached them under the same duress they'll experience integrating two huge companies, Dr. Hasan Pirkul, dean of the University of Texas at Dallas' School of Management, said in an interview Monday. `The earnings are the evidence that they can use to convince people that they can make this merger work,' he said." ("H-P Stresses `Focus'; Execs stay positive, assure analysts that merger is wise," Crayton Harrison, The Dallas Morning News, Feb. 28, 2002)


______________________
* Permission to use quotations for inclusion in this document was neither sought nor obtained.

ANALYSTS REACT* TO HP SECURITY ANALYST MEETING:

"We believe these efforts [integration planning] -- which total over half-a-million man-hours so far -- are a key factor that set this deal apart from many others which have failed." (Joel Wagonfield, Banc of America Securities, First Call Report, Feb. 28, 2002)

"Integration plans appear to be progressing smoothly, and we believe the companies would be well-positioned to deliver on the promises of management shortly after the deal is complete." (George Elling, Deutsche Banc Alex. Brown, First Call Report, Feb. 28, 2002)

"If Hewlett Packard and Compaq shareholders approve the deal on March 19-20, HP shares could decline 5-10% near-term as the spread closes, but we see potential for a 50%+ move in the shares over a twelve month time frame as the company realizes the cost synergies associated with the deal." (Richard Gardner, Salomon Smith Barney, First Call Report, Feb. 28, 2002)

"Our conclusion: IPS can stand alone, but stand-alone may be sub-optimal... we are increasingly sympathetic to the view (argued passionately by Mr. Joshi) that IPS longer term growth and margin opportunities are best optimized if leveraged under the same roof as HP." (Richard Chu, SG Cowen, First Call Report, Feb. 28,
2002)


IMPORTANT INFORMATION ABOUT THE SHAREOWNER VOTE:

A special meeting of HP shareowners will be held on Tuesday, March 19 to vote on the HP/Compaq merger. HP shareowners can vote in person or by proxy. If you are an HP shareowner, watch your mail for HP's WHITE proxy or voting instruction card and detailed information about the merger. IF YOU PLAN TO VOTE BY PROXY, PLEASE SIGN, DATE AND RETURN YOUR WHITE PROXY OR VOTING INSTRUCTION CARD AS SOON AS POSSIBLE.

The HP board of directors recommends that you vote "FOR" the proposal to approve the issuance of shares of HP common stock in connection with the merger.

HP SHAREOWNERS ARE ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS PREPARED BY HP AND COMPAQ. THE JOINT PROXY STATEMENT/PROSPECTUS CONTAINS IMPORTANT INFORMATION ABOUT THE MERGER THAT HP SHAREOWNERS SHOULD CONSIDER IN EVALUATING THE MERGER.

For additional information regarding the HP special meeting of shareowners for the HP/Compaq merger, please see the Shareowner FAQs available at www.VotetheHPway.com, which include information about how to obtain proxy materials (including the joint proxy statement/prospectus) if you have not yet received them.



______________________
* Permission to use quotations for inclusion in this document was neither sought nor obtained.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.